

02024571

P.E 3·1·02
1-15226

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934



For the month of March 2002.

**PanCanadian Energy Corporation**
(Translation of Registrant's Name Into English)

**150 - 9th Avenue S.W.**
**Calgary, Alberta, Canada T2P 3H9**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _____          Form 40-F __X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____     No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956




# PanCanadian and AEC announce expiration of Hart-Scott-Rodino waiting period

*No inquiries made about merger to form EnCana Corporation*

**Calgary, March 19, 2002** – Alberta Energy Company Ltd. (AEC) and PanCanadian Energy Corporation (PanCanadian) today announced that the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ended on March 18, 2002, without inquiry by the U.S. Federal Trade Commission or the U.S. Department of Justice. The statutory waiting period commenced on February 15, 2002, after each of AEC and PanCanadian filed notices of their proposed merger.

"This is another important step forward in the creation of EnCana Corporation," said AEC's President and Chief Executive Officer, Gwyn Morgan. "We are very pleased to have met this pre-merger condition."

Michael Grandin, President of PanCanadian, added, "With the waiting period now expired under this U.S. legislation, we look forward to the voting results from the two meetings of securityholders on April 4[th] and the satisfaction of the other pre-merger conditions."

The AEC and PanCanadian boards of directors have unanimously approved the proposed merger and recommend that their respective shareholders and, in the case of AEC, its optionholders, vote in favour of the transaction.

A special meeting of AEC common shareholders and optionholders will be held at the TELUS Convention Centre, Calgary, Alberta, on April 4, 2002, at 9:30 a.m. (Calgary time). An annual and special meeting of PanCanadian common shareholders will be held at the TELUS Convention Centre, Calgary, Alberta, on April 4, 2002, at 12:30 p.m. (Calgary time).

All common shareholders of PanCanadian and AEC and all AEC optionholders are strongly encouraged to vote in person or by proxy. Details on how to vote are contained in the Joint Information Circular mailed to all such securityholders.

PanCanadian and AEC have retained Georgeson Shareholder Communications to respond to inquiries from their respective securityholders. Georgeson may be contacted toll-free at 1-800-890-1037 (English) or 1-888-890-2933 (French). AEC shareholders who own more than 2,500 AEC shares and are subject to Canadian tax can defer realizing any capital gain or loss as a result of the exchange of their AEC shares in connection with the proposed merger by ensuring that they complete and return the Eligible Holder Declaration included in their package to CIBC Mellon Trust Company by 4 p.m. (Calgary time) on April 4, 2002. Questions regarding the completion of the Eligible Holder Declaration may be directed to PricewaterhouseCoopers LLP at 1-866-208-8020 (toll-free).

AEC (TSE: AEC; NYSE: AOG) is one of North America's largest independent upstream oil and gas exploration and production companies and has been carrying on business since 1975. AEC's upstream activities are comprised of three growth platforms: the Western Canada Growth Platform, the U.S. Rockies Growth Platform and the Ecuador Growth Platform. New Ventures groups are exploring for potential new growth platforms in Alaska, the Mackenzie Delta, the Gulf of Mexico and Azerbaijan. In addition, these

groups are seeking other opportunities in the Middle East. AEC also markets crude oil, natural gas and natural gas liquids (NGLs) for consumption in Canada and the U.S.

AEC's midstream activities are comprised of two business units: Pipelines and Processing, and Gas Storage. The Pipelines and Processing business unit includes interests in pipelines within Alberta, the U.S. Rocky Mountain states, the U.S. mid-western states and South America, and an NGLs extraction facility at Empress, Alberta. Through the Gas Storage business unit, AEC owns and operates natural gas storage facilities in Alberta, California and Oklahoma, leases natural gas storage capacity from other storage operators in the U.S. Gulf Coast and mid-continent regions, markets storage services to third parties, and buys and sells natural gas to earn additional margins while optimizing the use of storage capacity.

PanCanadian (TSE: PCE; NYSE: PCX) is a North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and NGLs and the generation and marketing of electricity. PanCanadian's core areas include the Western Basin, encompassing interests in Western Canada and onshore in the U.S., the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented with focused exploration programs internationally.

PanCanadian has two operating segments: Upstream, and Marketing and Midstream, and operates in seven major lines of business: natural gas, light and medium crude oil, heavy crude oil, NGLs, electricity generation, offshore North America exploration activities and international exploration activities. Marketed products include proprietary and third-party natural gas and electricity, crude oil, and NGLs. Midstream activities include gas processing, NGLs extraction and fractionation, transportation, storage and electricity generation.

*ADVISORY - In the interest of providing PanCanadian and AEC shareholders and potential investors with information regarding PanCanadian and AEC, including management's assessment of the progress of the proposed merger, certain statements contained in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent PanCanadian's and AEC's internal projections, expectations or beliefs concerning, among other things, the expected completion date for the proposed merger. The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause each company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, failure of the AEC or PanCanadian shareholders or the court to approve the proposed merger and such other risks or uncertainties described from time to time in each company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.*

-30-

*Contact information*

| Alberta Energy Company Ltd. | PanCanadian Energy Corporation |
|---|---|
| **For further information:** | **For further information:** |
| **Investment community:** | **Investment community:** |
| Brian Ferguson | Sheila McIntosh |
| 403-266-8113 | 403-290-2194 |
| Greg Kist | Audra Hyde |
| 403-266-8495 | 403-290-3244 |
| gregkist@aec.ca | Investor_Relations@pcenergy.com |
| | |
| **Media:** | **Media:** |
| Alan Boras | Scott Ranson |
| 403-266-8300 | 403-290-2710 |
| alanboras@aec.ca | scott_ranson@pancanadianenergy.com |
| | |
| Web site: www.aec.ca | Web site: www.pancanadianenergy.com |
| | |
| **Shares listed** | **Shares listed** |
| **Toronto Stock Exchange:** | **Toronto Stock Exchange:** |
| AEC | PCE |
| **New York Stock Exchange:** | **New York Stock Exchange:** |
| AOG | PCX |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: March 14, 2002

By:

Name:    LAURIE J. SCHULLER
Title:     General Counsel and
            Corporate Secretary

# Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.